

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 4, 2009

via U.S. mail and facsimile

Ralph E. McKittrick, Chief Executive Officer
Kingston Systems Inc.
8 Merrill Industrial Drive Unit 12
Hampton, New Hampshire 09842

> **RE:** **Kingston Systems Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 15, 2008**
> **File No. 0-15840**

Dear Mr. McKittrick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief